

January 12, 2024

Jørn Husemoen
Chief Financial Officer
Crown LNG Holdings Ltd
3rd Floor, 44 Esplanade
St. Helier, Jersey
JE4 9WG

> **Re: Crown LNG Holdings Ltd**
> **Amendment No. 2 to the Registration Statement on Form F-4**
> **Filed December 29, 2023**
> **File No. 333-274832**

Dear Jørn Husemoen:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 22, 2023 letter.

Amendment No. 2 to the Registration Statement on Form F-4

Index to Financial Statements
Crown LNG Holding AS, page F-1

1. Please explain your consideration of Item 8.A.4 of Form 20-F and the corresponding instructions which indicates that, in the case of an initial public offering, audited financial statements should generally not be older than 12 months at the time of filing. Please note that audited financial statements not older than 15 months may be permitted if you are able to represent the following: the company is not required to comply with the 12-month requirement for the age of financial statements in any other jurisdiction outside the United States and complying with the 12-month requirement is impracticable or involves undue hardship. If you meet the above criteria, please provide a representation from management which indicates you meet the criteria and file that representation as an exhibit to the

amendment to this registration statement. If you do not meet the criteria, please provide updated audited financial statements and related disclosures.

<u>General</u>

2. We note your response to comment 6 and we re-issue. Please confirm if votes by written consent will be solicited from all stockholders of Crown contemporaneously, including those who have not signed the support agreements and would be ineligible to purchase in a private offering. Refer to Security Act Sections Compliance and Disclosure Interpretation 239.13 for more information.

Please contact Sondra Snyder at 202-551-3332 or Robert Babula at 202-551-3339 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Purcell at 202-551-5351 or Kevin Dougherty at 202-551-3271 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Rebekah McCorvey